November 23, 2015

Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Yirendai Ltd. (CIK No. 0001631761)

Registration Statement on Form F-1

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement Amendment No. 1”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 1 (without exhibits), marked to show changes to the Registration Statement submitted to the Commission on November 16, 2015.

The Company has included in the Registration Statement Amendment No. 1 its unaudited consolidated financial statements as of September 30, 2014 and 2015 and for each of the nine-month periods ended September 30, 2014 and 2015.

Securities and Exchange Commission

November 23, 2015

If you have any questions regarding Registration Statement Amendment No.1, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.
Yu Cong, Chief Financial Officer, Yirendai Ltd.
Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Chris Lin, Esq., Simpson Thacher & Bartlett LLP